CHINA BIOLOGIC PRODUCTS, INC. No. 14 East Hushan Road, Taian City, Shandong, People’s Republic of China 271000 Tel.: (+86) 538-620-3897, Fax: (+86) 538-620-3889

                                                                                                                                                                                    January 25, 2008

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:

China Biologic Products, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 28, 2007
File No. 333-145877

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. ("China Biologic" or the "Company"), we hereby submit this letter in response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Amendment No. 2 of China Biologic’s Registration Statement on Form SB-2 (the "Amendment"), set forth in the Staff’s letter dated December 19, 2007.

We understand and agree that:

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China Biologic is responsible for the adequacy and accuracy of the disclosures in its filings.

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China Biologic’s comments or changes to disclosures in response to the Staff’s January 14, 2008 comments do not foreclose the Commission from taking any action on the filings.

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China Biologic may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 12

Our 2007 actual financial performance could vary from the performance thresholds..., page 18

1.

We note your response to our prior comment 11. Please revise this risk factor to briefly describe the items that may be excluded in calculating after-tax net income for purposes of the escrow agreement.

Response:

We have revised our disclosure on page 16 of the Prospectus to reflect the calculation of after-tax net income for purposes of the make good escrow agreement, as amended, to exclude the following: (i) the release of the make good shares to the stockholders as a result of operation of the make good escrow agreement, (ii) the payment of liquidated damages accrued according to the registration rights agreement; and (iii) the gain or loss on change in the fair market value of our warrants, none of which will be deemed to be an income or expense item used in calculating the after-tax net income for purposes of the make good escrow agreement.

Jeffrey Riedler

January 25, 2008

Our 2007 actual financial performance could vary from the performance thresholds provided by our controlling stockholders under the make good arrangement with the investors in our private placement.

Our majority stockholders, Siu Ling Chan and Lin Ling Li entered into a make good agreement with the private placement investors pursuant to which Ms. Chan and Ms. Li agreed to deposit in an escrow account a total of 4,280,000 shares of our common stock owned by them to be held for the benefit of the investors, to be released to the investors, pro rata, if we do not reach a threshold of at least $4,819,500 of after-tax net income, or, in the alternative, at least $5,823,465 of after-tax net income before minority interest for the fiscal year ending December 31, 2006, and at least $8,302,000 of after-tax net income, or, in the alternative, at least $10,031,416 of after-tax net income before minority interest for the fiscal year ending December 31, 2007. The calculation of after-tax net income for purposes of the make good agreement, as amended, excludes: (i) the release of the make good shares to the stockholders as a result of operation of the make good agreement, (ii) the payment of liquidated damages accrued according to the registration rights agreement; and (iii) the gain or loss on change in fair market value of our warrants, none of which are deemed to be an income or expense item used in calculating the after-tax net income for purposes of the make good agreement. These excluded items added $811,060 in total back to our after-tax net income before minority interest and as such, enabled us to meet the after-tax net income before minority interest performance threshold for fiscal year 2006. As a result, one half of the shares held in escrow are to be returned to our controlling stockholders pursuant to the make good agreement. However, the performance thresholds required by the make good agreement generally represent only a current estimate of our financial performance and are forward-looking. Events beyond our control, including but not limited to, the risk factors set out in this section of the Prospectus, changes in the bases or rates of taxation applicable to us in the respective jurisdictions in which we operate, force majeure events or other unforeseeable factors could adversely affect our results for 2007. Actual results may be materially different from their estimates and thus the estimates by our controlling stockholders may not be reliable. Should our 2007 actual performance not meet the revenue estimates and fall short of the performance thresholds, our share price will likely decrease due to a loss of investor confidence in our management. In addition, in the event our 2007 performance threshold is not met, our controlling stockholders would be required to surrender the remaining 2,140,000 escrowed shares, representing 10% of our issued and outstanding shares. A surrender of these shares would result in a significant decrease in ownership by our two controlling stockholders from 13,725,248 shares combined, or 64% of our issued and outstanding shares, to 11,585,248 shares combined, or 54% of our issued and outstanding shares. Such a decrease in the percentage of controlling share ownership may impact our board composition, our management structure, and/or the operation of our business going forward.

Executive Compensation, page 68

2.

Please revise your executive compensation disclosure to include compensation for the year ended December 31, 2007.

Response:

We have revised the compensation disclosure found under the heading "Executive Compensation" on page 63 of the Prospectus to reflect our executive compensation for the fiscal year ending December 31, 2007, as follows:

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation paid by us for services rendered in all capacities to us by our Chief Executive Officer and our Chief Financial Officer for the fiscal years ending December 31, 2006 and 2007. No other executive officers received an annual salary and/or bonus compensation in excess of $100,000.

Jeffrey Riedler

January 25, 2008

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award s ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael Li, Former CEO(1)	2006 2007	$61,720 $10,244	$5,143 -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	$66,863 $10,244
Siu Ling Chan, Chairwoman and Former CEO(2)	2006 2007	$48,848 $84,629	$6,407 $38,614	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	$55,255 $123,243
Stanley Wong, CEO(3)	2006 2007	-0- $100,611	-0- 10,637	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- $4,082	-0- $115,330
Chao Ming Zhao, CFO(4)	2006 2007	$42,729 $84,674	-0- $16,126	-0- -0-	-0- -0-	-0- -0-	-0- -0-	$3,001 $8,288	$45,730 $109,088

(1) Michael Li served as our CEO from July 2006 until his resignation on January 31, 2007, at which time the board of directors appointed Siu Ling Chan as our new CEO.

(2) Siu Ling Chan served as our CEO from January 2007 until March 2007, at which time the board of directors appointed Stanley Wong as our new CEO.

(3) Stanley Wong has served as our CEO since March 2007 when Siu Ling Chan resigned from that position.

(4) Chao Ming Zhao has served as our CFO since November 2006 and as a director since August 2006. Mr. Zhao has also served as the Chief Financial Officer of our subsidiary Shandong Taibang since September 2003.

Employment Agreements

Mr. Michael Li served as our Chief Executive Officer from July 2006 through January 31, 2007. As consideration for his duties as our Chief Executive Officer, Mr. Li received a monthly salary of HK$80,000 (approximately $10,287), plus a guaranteed bonus equal to one month’s salary payable on December 31st of every year under his employment agreement. Mr. Li resigned as our Chief Executive Officer on January 31, 2007, and the board of directors appointed Siu Ling Chan to assume the role of Chief Executive Officer at that time.

Mrs. Siu Ling Chan served as our Chief Executive Officer from January 2007 through March 2007, at which time the board of directors appointed Stanley Wong as our new Chief Executive Officer. In addition, Mrs. Chan has served as our Chairwoman since January 2007, as a director of our subsidiary Logic Express since February 2006 and as a director of our subsidiary Shandong Taibang since April 2006. As consideration for her duties as a director, pursuant to a director’s employment agreement which became effective on July 19, 2006, Ms. Siu Ling Chan receives a monthly salary of HK$50,000 (approximately $6,400), plus a guaranteed bonus of HK$50,000 (approximately $6,400) payable on December 31st of each year that she serves the Company.

Mr. Stanley Wong has served as our Chief Executive Officer since March 2007. Pursuant to an employment agreement which became effective March 8, 2007, as consideration for his services as our Chief Executive Officer, Mr. Wong receives a monthly salary of $12,800, a discretionary bonus and monthly round trip tickets from Jinan to Hong Kong. For fiscal year 2007, Mr. Wong’s discretionary bonus was $10,637 and his round trip tickets from Jinan to Hong Kong totaled approximately $4,082 during the period.

Jeffrey Riedler

January 25, 2008

Mr. Chao Ming Zhao has served as our Chief Financial Officer since November 2006 and as a director since August 2006. Mr. Zhao has also served as the Chief Financial Officer of our subsidiary Shandong Taibang since September 2003. As consideration for his services as a our Chief Financial Officer and as a director, Chao Ming Zhao receives a monthly salary of HK$50,000 (approximately $6,400), plus a guaranteed bonus of HK$50,000 (approximately $6,400), payable on December 31st of each year that he is in our employ. In addition, as consideration for his services as the Chief Financial Officer of Shandong Taibang, Mr. Zhao receives a monthly salary of RMB4, 400 (approximately $596) and monthly housing allowance, and we pay his employee insurance premiums. Mr. Zhao’s bonus during 2006 was carried over to fiscal year 2007 and he received a bonus of approximately $16,126 for the combined periods. In addition, during fiscal year 2007, Mr. Zhao’s housing allowance and employee insurance payments totaled approximately $8,288. As a result, Mr. Zhao’s total compensation during fiscal year 2007 was $109,088.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards including the grant of options, restricted stock or other equity incentives during the fiscal years ending December 31, 2006 and 2007.

Compensation of Directors

The following table sets forth certain information concerning the compensation paid to our directors for services rendered in all capacities to us during the fiscal years ending December 31, 2006 and 2007:

					Change
					in Pension
					Value and
					Nonqualified
				Non-Equity	Deferred
	Fees Earned or			Incentive Plan	Compensation	All Other
	Paid in Cash	Stock Awards	Option Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
		FISCAL YEAR ENDED DECEMBER 31, 2006
Katherine	72,006	-	-	-	-	-	72,006
Loh(1)
Lin Ling Li	56,024	-	-	-	-	1,153	57,177
Siu Ling Chan	48,848	-	-	-	-	6,407	55,255
Chao Ming	42,729	-	-	-	-	3,001	45,730
Zhao
Guang Li Pang	7,168	-	-	-	-	1,754	8,921
		FISCAL YEAR ENDED DECEMBER 31, 2007
Lin Ling Li (2)	123,243	-	-	-	-	0	123,243
Siu Ling	123,243	-	-	-	-	0	123,243
Chan(2)
Chao Ming	100,800	-	-	-	-	8,288	109,088
Zhao
Guang Li Pang	16,342	-	-	-	-	3,006	19,348

(1) Katherine Loh served on our board of directors and as chairwoman from July 1, 2006 until her resignation on January 1, 2007.

(2) Each of Lin Ling Li and Siu Ling Chan’s compensation for the 2007 fiscal year includes a year-end guaranteed bonus of approximately $6,406 and a discretionary bonus of approximately $32,208.

Jeffrey Riedler

January 25, 2008

All directors receive reimbursements from us for expenses which are necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, employee insurance and benefits in kind. Our executive directors do not receive any compensation in addition to their salaries in their capacity as directors or other remunerations as members of our management team. However, we do pay their expenses related to attending board meetings and participating in board functions.

Our directors, except for Mr. Guang Li Pang, receive a monthly salary of approximately HK$50,000 (approximately $6,400), plus a guaranteed bonus of HK$50,000 (approximately $6,400), payable on December 31st of each year under their respective employment agreements. Both Ms. Siu Ling Chan’s and Ms. Lin Ling Li’s directors’ employment agreements became effective in July 2006. Both Mr. Chao Ming Zhao’s and Mr. Guang Li Pang’s employment agreements became effective in August 2006. Our directors’ employment agreements continue until terminated.

Jeffrey Riedler

January 25, 2008

If you would like to further discuss the Amendment or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Stanley Wong
Stanley Wong
President and Chief Executive Officer